# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Wilhelmina International, Inc., CIK 0001013706
CUSIP: 968235200
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 200 CRESCENT COURT, SUITE 1400, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 03/27/2025
Amends the filing with accession number 0000921895-24-002823
Filed by CIK 0001504325
Persons authorized to receive notices and communications: Warren G. Lichtenstein, c/o Steel Partners, Ltd., 590 Madison Avenue, 32nd Floor, New York, New York (NY), 10022, 212-520-2300

## Reporting persons
- Steel Partners, Ltd. (CIK 0001504325): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,580,477; sole dispositive power 0; shared dispositive power 1,580,477; aggregate amount beneficially owned 1,580,477 (32.1% of the class)
- LICHTENSTEIN WARREN G (CIK 0001005784): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,580,477; sole dispositive power 0; shared dispositive power 1,580,477; aggregate amount beneficially owned 1,580,477 (32.1% of the class)
- HOWARD JACK L (CIK 0001144269): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 106; shared voting power 0; sole dispositive power 106; shared dispositive power 0; aggregate amount beneficially owned 106 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Wilhelmina International, Inc.
Address of issuer's principal executive offices: 200 CRESCENT COURT, SUITE 1400, DALLAS, Texas (TX), 75201
Comment: Explanatory Note: The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein and is being filed due to a change in the percentage of the outstanding number of Shares owned by the Reporting Persons solely due to a decrease in the number of Shares outstanding.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 4,919,844 Shares outstanding, which is the total number of Shares outstanding as of March 27, 2025 as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2025.

As of the close of business on the date hereof, SPL beneficially owned directly 1,580,477 Shares, constituting approximately 32.1% of the Shares outstanding. By virtue of his relationship with SPL, Mr. Lichtenstein may be deemed to beneficially own the Shares beneficially owned directly by SPL. The 1,580,477 Shares beneficially owned directly by SPL includes a balance of 3,001 Shares that SPL purchased and is entitled to receive pursuant to a private transaction reported in Item 5(c) of Amendment No. 2 to the Schedule 13D filed on January 22, 2025. As of the close of business on the date hereof, such 3,001 Shares have not yet been delivered to SPL by the seller and no assurance can be given that such Shares will ultimately be delivered to SPL.

As of the close of business on the date hereof, Mr. Howard owned directly 106 Shares, constituting less than 1% of the Shares outstanding.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

None of the Reporting Persons have entered into any transactions in the Shares during the past sixty days.

## Signatures
- Steel Partners, Ltd.: /s/ Jack L. Howard, Jack L. Howard, President (03/31/2025)
- LICHTENSTEIN WARREN G: /s/ Maria Reda, Maria Reda, Attorney-In-Fact for Warren G. Lichtenstein (03/31/2025)
- HOWARD JACK L: /s/ Jack L. Howard, Jack L. Howard (03/31/2025)